FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 4,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

             On October 29,2004, Syneron Medical Ltd. (the “Company”) issued a press release announcing the upcoming release of 2004 3rd quarterly earnings to be held on November 4, 2004 as well as the hosting of a conference call scheduled to take place the same day (November 4, 2004) to elaborate on the results as well as provide additional details and comments.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated October 29, 2004, titled "Syneron Medical Ltd. Schedules Third Quarter 2004 Earnings Release and Conference Call"

On November 4, 2004, Syneron Medical Ltd. (the “Company”) issued a press release in which it formally announced 2004 3rd quarter results with details regarding quarterly sales and net income. In addition, Syneron listed key developments that took place during the 3rd quarter, 2004 as well as the first month of the 4th quarter, 2004 such as the successful IPO, FDA and Health Canada Approval of various Syneron platforms and the expansion of Syneron’s worldwide marketing and distribution network.

Exhibit 2	Press release, dated November 4, 2004, titled "Syneron Medical Ltd. Reports Third Quarter 2004 Results"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: November 4, 2004